UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

COMMON STOCK

SERIES B PREFERRED STOCK

(Title of Class of Securities)

COMMON STOCK: 75972A 301

SERIES B PREFERRED STOCK: 75972A 50 9

(CUSIP Number)

Derek Bacon

c/o U.S. Renewables Group

2425 Olympic Boulevard, Suite 4050W

Santa Monica, CA 90404

(310) 586-3920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Dates of Events which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

*	Includes 3,189,624 shares of Common Stock and 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock. See Item 3 below.

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II-A, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO.: Common Stock: 75972A 301; Series B Preferred Stock: 75972A 50 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	8.	Shared Voting Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
	9.	Sole Dispositive Power: Common Stock: - 0 - Shares Series B Preferred Stock: - 0 - Shares
	10.	Shared Dispositive Power: Common Stock: 4,700,662 Shares* Series B Preferred Stock: 755,519 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 4,700,662 SHARES* SERIES B PREFERRED STOCK: 755,519 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 COMMON STOCK: 14.6% SERIES B PREFERRED STOCK: 25.2%
14.	TYPE OF REPORTING PERSON OO

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends the previous Schedule 13D filed by the Reporting Persons on February 15, 2012, as amended by Amendment No. 1 filed on February 13, 2013, as amended by Amendment No. 2 filed on April 30, 2013 (collectively as amended, the “Original 13D”), relating to the Common Stock and Series B Preferred Stock of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). Except as amended herein, the information set forth in the Original 13D is unchanged and has been omitted from this Amendment No. 3. Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby supplemented with the following:

On May 31, 2013, USRG Holdco V, LLC (“Holdco V”) entered into a Rule 10b5-1 Trading Plan (the “Plan”) with UBS Financial Services Inc. (“UBSFS”) providing for the sale by UBSFS on Holdco V’s behalf during the term of the Plan of up to an aggregate of 3,189,624 shares of the Issuer’s Common Stock at a minimum predetermined price per share and subject to the terms and conditions of the Plan. Sales may be made under the Plan during the period beginning on June 13, 2013 and ending on May 31, 2014, subject to earlier termination under certain limited circumstances.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby supplemented with the following:

The information with respect to the Plan set forth under Item 4 above is incorporated into this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2013

USRG POWER & BIOFUELS FUND II GP, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II, LP

By:	USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II-A, LP

By:	USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG MANAGEMENT COMPANY, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO V, LLC

By:	USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director